Exhibit 99.6

Wipro Limited

Results for the Quarter ended June 30, 2020

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 20-21	FY 19-20					FY 18-19
		Q1	FY	Q4	Q3	Q2	Q1	FY
Revenue & OM %	IT services Revenues ($Mn)	1,921.6	8,256.2	2,073.7	2,094.8	2,048.9	2,038.8	8,120.3
	Sequential Growth Note 1	-7.3%	2.5%	-1.0%	2.2%	0.5%	-1.3%	3.8%
	Sequential Growth in Constant Currency Note 1&2	-7.5%	3.9%	0.4%	1.8%	1.1%	-0.7%	5.4%
	Operating Margin % Note 3	19.0%	18.1%	17.6%	18.4%	18.1%	18.4%	17.9%

Service Line Mix	Practices
	Digital Operations and Platforms	14.8%	14.8%	14.6%	15.3%	14.7%	14.7%	13.7%
	Cloud and Infrastructure Services	25.9%	25.8%	25.8%	25.8%	25.7%	25.7%	25.5%
	Data, Analytics and AI	7.2%	7.3%	7.2%	7.2%	7.3%	7.4%	7.2%
	Application Services	44.4%	44.5%	44.7%	44.2%	44.8%	44.6%	45.9%
	Industrial & Engineering Services	7.7%	7.6%	7.7%	7.5%	7.5%	7.6%	7.7%

SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	30.7%	31.0%	30.4%	30.9%	31.3%	31.6%	30.9%
	Communications	5.1%	5.7%	5.5%	5.7%	5.7%	5.9%	5.7%
	Consumer Business Unit	15.9%	16.3%	16.8%	16.9%	16.0%	15.6%	15.7%
	Energy, Natural Resources and Utilities	13.2%	12.9%	12.8%	12.9%	12.9%	12.8%	12.8%
	Health Business Unit	13.5%	13.2%	13.5%	13.1%	13.0%	13.2%	13.2%
	Manufacturing	8.1%	8.1%	8.2%	8.2%	8.1%	7.9%	8.2%
	Technology	13.5%	12.8%	12.8%	12.3%	13.0%	13.0%	13.5%

Geography Mix	Geography
	Americas	59.0%	59.1%	59.1%	59.2%	59.6%	58.7%	56.8%
	Europe	23.7%	24.0%	24.1%	23.7%	23.5%	24.6%	25.5%
	Rest of the World	17.3%	16.9%	16.8%	17.1%	16.9%	16.7%	17.7%

Customer Relationships	Customer size distribution (TTM)
	> $100MN	13	15	15	14	13	13	10
	> $75MN	22	22	22	22	23	23	22
	> $50MN	39	40	40	41	41	41	41
	> $20MN	97	96	96	96	92	92	96
	> $10MN	163	166	166	169	165	166	172
	> $5MN	258	260	260	260	261	259	262
	> $3MN	348	341	341	344	341	340	339
	> $1MN	577	574	574	572	569	564	571
Customer Metrics	Revenue from Existing customers %	99.7%	98.1%	97.0%	97.6%	98.4%	99.4%	98.4%
	Number of new customers	42	240	65	77	57	41	271
	Total Number of active customers	1,004	1,074	1,074	1,070	1,027	1,060	1,115
	Customer Concentration
	Top customer	3.2%	3.2%	3.0%	3.0%	3.2%	3.7%	3.7%
	Top 5	12.3%	12.8%	12.2%	12.3%	12.8%	13.8%	12.7%
	Top 10	20.3%	19.7%	19.3%	19.2%	19.8%	20.7%	19.5%

Notes:

Note 1: QoQ and YoY growth rates have been adjusted for the impact of divestments

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

		FY 20-21	FY 19-20					FY 18-19
		Q1	FY	Q4	Q3	Q2	Q1	FY
Currency Mix	% of Revenue
	USD	63%	63%	62%	63%	63%	62%	61%
	GBP	10%	10%	10%	10%	9%	10%	10%
	EUR	8%	8%	8%	8%	8%	9%	9%
	INR	5%	4%	5%	4%	4%	4%	5%
	AUD	5%	5%	4%	4%	5%	5%	5%
	CAD	2%	3%	3%	3%	3%	3%	3%
	Others	7%	7%	8%	8%	8%	7%	7%

Employee Metrics	Closing Employee Count	181,804	182,886	182,886	187,318	181,453	174,850	171,425
	Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, Infoserver, India, Rational and ITI)
	Gross Utilization	75.0%	72.2%	73.4%	70.2%	71.4%	73.9%	74.4%
	Net Utilization (Excluding Support)	84.5%	80.9%	82.4%	78.5%	79.9%	82.8%	83.3%
	Net Utilization (Excluding Trainees)	84.5%	82.3%	82.6%	79.6%	82.1%	85.0%	84.8%
	Attrition
	(IT Services excl. DOP)
	Voluntary TTM	13.0%	14.7%	14.7%	15.7%	17.0%	17.6%	17.6%
	Voluntary Quarterly Annualized	10.7%	14.7%	12.6%	12.5%	16.0%	17.9%	17.6%
	DOP % - Quarterly	4.5%	11.2%	11.8%	11.0%	11.0%	11.2%	11.7%
	DOP % - Post Training Quarterly	4.4%	10.1%	10.8%	9.6%	9.9%	10.0%	10.5%

	Sales & Support Staff - IT Services	14,567	14,908	14,908	15,232	14,990	14,116	14,360

B. IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Infoserver, India, Rational and ITI)

Service delivery	Revenue from FPP	61.7%	62.4%	63.2%	62.6%	61.9%	61.6%	59.4%
	Onsite Revenue—% of Services	51.5%	52.9%	51.8%	53.2%	53.3%	52.3%	52.3%
	Offshore Revenue—% of Services	48.5%	47.1%	48.2%	46.8%	46.7%	47.7%	47.7%

C. Growth Metrics for the Quarter ended June 30, 2020Note 2

	Reported Currency QoQ%	Reported Currency YoY %	Constant Currency QoQ%	Constant Currency YoY %
IT Services	-7.3%	-5.7%	-7.5%	-4.4%

Strategic Business Units
Banking, Financial Services and Insurance	-6.6%	-8.7%	-6.4%	-6.9%
Communications	-14.7%	-18.6%	-16.2%	-16.9%
Consumer Business Unit	-12.3%	-3.7%	-12.4%	-2.5%
Energy, Natural Resources and Utilities	-4.4%	-3.0%	-5.4%	-1.7%
Health Business Unit	-7.2%	-2.9%	-7.2%	-2.1%
Manufacturing	-8.0%	-3.5%	-8.1%	-2.0%
Technology	-2.0%	-2.2%	-2.1%	-1.4%

Geography
Americas	-7.4%	-5.3%	-7.0%	-4.4%
Europe	-8.9%	-9.1%	-9.7%	-7.7%
Rest of the World	-4.7%	-2.3%	-6.1%	0.5%

Practices
Digital Operations and Platforms	-5.9%	-5.0%	-5.9%	-4.6%
Cloud and Infrastructure Services	-7.1%	-5.0%	-6.9%	-3.1%
Data, Analytics and AI	-7.5%	-8.5%	-7.8%	-7.3%
Application Services	-7.9%	-6.2%	-8.3%	-4.8%
Industrial & Engineering Services	-7.5%	-4.3%	-7.6%	-3.5%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY20-21 (INR Mn)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	99,683	1,993	2,032	(8)	103,700

Selling and marketing expenses	9,683	29	81	(4)	9,789

General and administrative expenses	8,865	112	104	925	10,006

Total	118,231	2,134	2,217	913	123,495